PAGE 1

QUARTERLY REPORT
FOR THE PERIOD ENDED
DECEMBER 31, 1995

FELLOW PARTNERS:

Revenues were relatively flat in the Fund's first fiscal quarter ended December 31, 1995, compared with last year. Expenses, however, were up, so net income declined from the prior-year period. The Montgomery office building in Gaithersburg, Maryland, had the most significant negative effect, as expenses associated with this property increased by $38,000 over last year and its rental income was off by $72,000. Montgomery suffered due to a 17% decline in average leased status as well as from new credit problems. Occupancy improved toward quarter-end, as outlined in the Advisor's Report, so we hope operations at the property will continue to improve, albeit slowly.

      Royal Biltmore, the Phoenix office property, and The Business Park, an office/service complex in Gwinnett County, Georgia, remained bright spots in the portfolio. Rental income at the former property was up in this year's quarter because of higher overall rental rates, and its expenses were slightly lower despite an increase in its real estate tax assessment. As a result, Royal Biltmore's contribution to net income was $35,000 above the 1995 first quarter level. Operations at The Business Park improved by an identical amount, fueled primarily by an 8% increase in average leased status compared with 1995.

      Newport Center, another office/service holding which is in Deerfield Beach, Florida, showed improvement in rental rates, but the effect on the net income comparison was offset by modestly higher real estate taxes and bad debt expense.

      The decline in the Fund's cash position compared with the first fiscal quarter of 1995 was related to the significantly greater cash distributions declared in the fourth fiscal quarter ended September 30 but paid in the quarter ended December 31. Approximately $8.00 more per unit was distributed from sales proceeds and $5.00 more from improved operations for the quarter ended September 30, 1995, relative to the prior fiscal year. As we announced in the annual report, we currently plan to distribute $4.75 per quarter for the current fiscal year but will review this rate periodically to see if operating conditions, dispositions, and/or cash needs warrant a change.

      Sincerely,

      James S. Riepe
      Chairman

February 12, 1996

INVESTMENT ADVISOR'S REPORT

"Phoenix Gears Up For Full Recovery As Markets Tighten" was the headline of an article in the November 16, 1995, issue of Commercial Property News. Although growth is slowing from its brisk 1994 pace, the Phoenix economy remains one of the fastest-growing in the nation, led by gains in tourism, high-tech manufacturing, and back office services. Job growth continues to outpace the national rate supported by strong in-migration, affordable housing, a skilled labor force, and a high quality of life. As a result, Phoenix remains one of the most active real estate markets in the U.S.

      The strength of this economy has had a significant impact on the real estate sectors, particularly office and industrial, in which the Fund has investments. Because of the lack of construction and continued absorption of existing space, the overall office vacancy rate has dropped below 13%, and large blocks of contiguous space are difficult to find. In the Camelback submarket where Royal Biltmore is located, vacancy rates have dropped from 30% in 1990 to below 12%. As demand has grown, rental rates at this property have increased from $12.75 per foot in 1992 to $17.00 today.

      The industrial market is also booming, with an overall vacancy rate below 7%. Unlike the office market, however, rental rates have increased to such an extent that new construction is starting to take place. Van Buren has benefited from the tightening of the market, with rental rates on new and renewal leases up around 10% over the last two years.

      In such an environment, we expect opportunistic investors who have been prevalent in the office market will be replaced by institutional buyers who are willing to pay more for longer- term, even though unproven, upside potential.

Property Highlights

The leased status of the portfolio remained flat versus the prior quarter, as the declines in occupancy at Airport Perimeter and Newport Center were offset by gains at Montgomery and The Business Park.

Real Estate Investments
                                        Gross         % Leased
                                       Leasable
                                         Area      Prior     Current
Property                               (Sq. Ft.)  Quarter    Quarter
________                               ________   _______    _______

Airport Perimeter                        121,000      80%       72%
Montgomery                               116,300      67        70
Royal Biltmore                            71,300      98        98
Springdale                               144,000     100       100
The Business Park                        157,200      92        96
Van Buren                                173,900      92        92
Newport Center                            62,400      93        90
Spring Creek                              51,400     100       100
                                        ________     ___       ___
Fund Total                               897,500      89%       89%

      At Montgomery, two new leases totaling 4,700 square feet were signed, bringing occupancy to 70%. At The Business Park, 10,000 square feet of new leases, including a 2,000 square-foot renewal, more than offset 3,500 square feet of expirations to raise the leased status of this property to 96%. A major tenant at Royal Biltmore has expressed interest in expanding into the property's one remaining vacancy. The proposed rent for this space would represent a new high at this property since the market began to recover, indicating to us that the market is continuing to strengthen.

      We have received several offers for the Spring Creek property and are currently negotiating a sales contract with the purchaser whose offer we consider most favorable. We will report on our progress next quarter.

Market Highlights

The Fund's two properties located in Phoenix, Arizona, continue to benefit from the improvement of the local economy. The desire to locate a business's offices near executive housing has also put considerable upward pressure on rental rates and lowered vacancy levels in the Camelback Corridor where Royal Biltmore is located.

      Interest in Van Buren's vacant space remains high, as business opportunities for small to medium-sized industrial space users abound in the area. Rental rates for industrial properties have increased enough to justify new construction, and there is plenty of land available to accommodate it. This may affect rates and occupancy at Van Buren by the end of 1996.

      Investor interest in both of these properties is high, and several potential buyers have made unsolicited inquiries about their availability. Hundreds of industrial and office properties in this market have been acquired over the last several years, and values have appreciated. As a result, we are reviewing the pros and cons of selling Royal Biltmore and Van Buren in 1996 and will let you know the results of our deliberations.

LaSalle Advisors
February 12, 1996

CONDENSED BALANCE SHEETS
Unaudited
(In thousands)

                                           December 31,  September 30,
                                               1995          1995
                                            __________    ___________
Assets
Real Estate Property Investments
   Land . . . . . . . . . . . . . . . . .   $  11,014     $  11,014
   Buildings and Improvements . . . . . .      54,433        54,237
                                             ________      ________
                                               65,447        65,251
   Less:  Accumulated Depreciation
   and Amortization . . . . . . . . . . .     (24,708)      (24,092)
                                             ________      ________
                                               40,739        41,159
   Properties Held for Sale . . . . . . .       1,226         1,226
                                             ________      ________
                                               41,965        42,385

Cash and Cash Equivalents . . . . . . . .       1,487         2,832
Accounts Receivable
(less allowances of $124 and $85) . . . .         455           292
Other Assets. . . . . . . . . . . . . . .         543           624
                                             ________      ________
                                            $  44,450     $  46,133
                                             ________      ________
                                             ________      ________

Liabilities and Partners' Capital
Security Deposits and Prepaid Rents . . .   $     363     $     364
Accrued Real Estate Taxes . . . . . . . .         133           202
Accounts Payable and
Other Accrued Expenses. . . . . . . . . .         286           281
                                             ________      ________
Total Liabilities . . . . . . . . . . . .         782           847
Partners' Capital . . . . . . . . . . . .      43,668        45,286
                                             ________      ________
                                            $  44,450     $  46,133
                                             ________      ________
                                             ________      ________

The accompanying notes are an integral part of the condensed financial statements.

CONDENSED STATEMENTS OF OPERATIONS
Unaudited
(In thousands except per-unit amounts)

                                               Three Months Ended
                                                  December 31,
                                               1995          1994
                                            ___________   __________

Revenues
Rental Income . . . . . . . . . . . . . .   $   1,480     $   1,483
Interest Income . . . . . . . . . . . . .          22            23
                                             ________      ________
                                                1,502         1,506
                                             ________      ________

Expenses
Property Operating Expenses . . . . . . .         451           447
Real Estate Taxes . . . . . . . . . . . .         174           155
Depreciation and Amortization . . . . . .         616           600
Partnership Management Expenses . . . . .         123           111
                                             ________      ________
                                                1,364         1,313
                                             ________      ________
Net Income. . . . . . . . . . . . . . . .         138           193
                                             ________      ________
                                             ________      ________

Activity per Limited Partnership Unit
Net Income. . . . . . . . . . . . . . . .   $    1.37     $    1.92
                                             ________      ________
                                             ________      ________
Cash Distributions Declared . . . . . . .   $    4.75     $    4.00
                                             ________      ________
                                             ________      ________
Units Outstanding . . . . . . . . . . . .      90,622        90,622
                                             ________      ________
                                             ________      ________

The accompanying notes are an integral part of the condensed financial statements.

CONDENSED STATEMENT OF PARTNERS' CAPITAL
Unaudited
(In thousands)

                                     General     Limited
                                     Partner    Partners      Total
                                    ________    ________    ________
Balance, September 30, 1995 . . .   $ (3,747)  $  49,033   $ 45,286
Net Income. . . . . . . . . . . .         14         124        138
Cash Distributions. . . . . . . .       (125)     (1,631)    (1,756)
                                     _______     _______    _______
Balance, December 31, 1995. . . .    $(3,858)    $47,526    $43,668
                                     _______     _______    _______
                                     _______     _______    _______

The accompanying notes are an integral part of the condensed financial statements.

CONDENSED STATEMENTS OF CASH FLOWS
Unaudited
(In thousands)
                                               Three Months Ended
                                                  December 31,
                                              1995            1994
                                            ________        ________

Cash Flows from Operating Activities
Net Income. . . . . . . . . . . . . . . .   $     138     $     193
Adjustments to Reconcile Net Income
to Net Cash
 Provided by Operating Activities
   Depreciation and Amortization. . . . .         616           600
   Increase in Accounts Receivable,
   Net of Allowances. . . . . . . . . . .        (163)          (42)
   Change in Other Assets . . . . . . . .          81            61
   Decrease in Accrued
   Real Estate Taxes. . . . . . . . . . .         (69)         (155)
   Other Changes in Assets
   and Liabilities. . . . . . . . . . . .           4           (51)
                                             ________      ________
Net Cash Provided by
Operating Activities. . . . . . . . . . .         607           606

Cash Flows Used in Investing Activities
Investments in Real Estate. . . . . . . .        (196)         (346)

Cash Flows Used in Financing Activities
Cash Distributions. . . . . . . . . . . .      (1,756)         (497)
                                             ________      ________

Cash and Cash Equivalents
Net Decrease during Period. . . . . . . .      (1,345)         (237)
At Beginning of Year. . . . . . . . . . .       2,832         2,603
                                             ________      ________
At End of Period. . . . . . . . . . . . .   $   1,487     $   2,366
                                             ________      ________
                                             ________      ________

The accompanying notes are an integral part of the condensed financial statements.

NOTES TO CONDENSED FINANCIAL STATEMENTS
Unaudited

The unaudited interim condensed financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented. All such adjustments are of a normal, recurring nature.

      The unaudited interim financial information contained in the accompanying condensed financial statements should be read in conjunction with the financial statements contained in the fiscal
1995 Annual Report to Partners.

NOTE 1 - TRANSACTIONS WITH RELATED PARTIES AND OTHER

As compensation for services rendered in managing the affairs of the Partnership, the General Partner receives 10% of cash available for distribution from operations and a portion of the proceeds from property dispositions. The General Partner's share of cash available for distribution from operations totaled $48,000 for the first three months of fiscal 1996.

      In accordance with the partnership agreement, certain operating expenses are reimbursable to the General Partner. The General Partner's reimbursement of such expenses totaled $37,000 for communications and administrative services performed on behalf of the Partnership during the first three months of fiscal 1996.

      An affiliate of the General Partner earned a normal and customary fee of $2,000 from the money market mutual funds in which the Partnership made its interim cash investments during the first three months of fiscal 1996.

      LaSalle Advisors Limited Partnership ("LaSalle") is the Partnership's advisor and is compensated for its advisory services directly by the General Partner. LaSalle is reimbursed by the Partnership for certain operating expenses pursuant to its contract with the Partnership to provide real estate advisory, accounting, and other related services to the Partnership. LaSalle's reimbursement for such expenses during the first three months of fiscal 1996 totaled $38,000.

      The partnership agreement includes provisions limiting the maximum contribution the General Partner can be required to fund upon the dissolution and termination of the Partnership if, at that time, the General Partner's capital account has a negative balance. The maximum contribution is approximately $913,000. If after making such a contribution, the General Partner's capital account still has a negative balance, a reallocation of income equal to the remaining negative balance will be made to the General Partner from the Limited Partners.

NOTE 2 - SUBSEQUENT EVENT

The Partnership declared a quarterly cash distribution of $4.75 per unit to Limited Partners of the Partnership as of the close of business on December 31, 1995. The distribution totals $478,000 and represents $4.75 per unit of cash available for distribution from operations for the period October 1, 1995 through December 31, 1995. The Limited Partners will receive $430,000, and the General Partner will receive $48,000.